

As filed with the Securities and Exchange Commission on October 22, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIMBERLINE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1040**	**82-0291227**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(208) 664-4859

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
(303) 629-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jason K. Brenkert, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

From time to time after the effective date of this registration statement
(Approximate date of commencement of proposed sale to public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☐   Small reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered[1]	Proposed Maximum Aggregate Offering Price[2]	Amount of registration fee[3]
Shares of Common Stock, par value $0.001	$30,000,000	$1,674
Total	$30,000,000	$1,674

(1) Represents the initial offering price of all shares of common stock sold up to an aggregate public offering price not to exceed $30,000,000 or the equivalent thereof in foreign currencies, foreign currency units or composite currencies to the Registrant.

(2) Pursuant to Rule 457(o) under the Securities Act, the registration fee has been calculated on the basis of the maximum aggregate offering price and the number of shares of common stock being registered has been omitted.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion: Dated October 22, 2009

TIMBERLINE RESOURCES CORPORATION

$30,000,000
Shares of Common Stock

Timberline Resources Corporation may offer and sell, from time to time, up to $30,000,000 aggregate initial offering price of our shares of common stock, par value $0.001 (which we refer to as "Common Shares") in one or more transactions under this prospectus (which we refer to as the "Prospectus").

This Prospectus provides you with a general description of the Common Shares that we may offer. Each time we offer Common Shares, we will provide you with a prospectus supplement (which we refer to as a "Prospectus Supplement") that describes specific information about the particular Common Shares being offered and may add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement, together with any additional information which is incorporated by reference herein or therein. **This Prospectus may not be used to offer or sell securities without the Prospectus Supplement which includes a description of the method and terms of that offering.**

We may sell the Common Shares on a continuous or delayed basis to or through underwriters, dealers or agents or directly to purchasers. The Prospectus Supplement, which we will provide to you each time we offer Common Shares, will set forth the names of any underwriters, dealers or agents involved in the sale of the Common Shares, and any applicable fee, commission or discount arrangements with them. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" in this Prospectus.

Our shares of common stock are traded on the NYSE Amex under the symbol "TLR." On October 21, 2009, the last reported sale price of shares of common stock on the NYSE Amex was $1.71 per share of common stock. The aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates on October 21, 2009 was approximately $40 million. We have not issued any securities pursuant to Instruction I.B.6 of Form S-3 during the 12 calendar month period that ends on and includes the date hereof.

Investing in the Common Shares involves risks. See "Risk Factors and Uncertainties" on page 4.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission ("SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS OCTOBER __, 2009.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This Prospectus is a part of a registration statement that we have filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we may sell the Common Shares described in this Prospectus in one or more offerings up to a total dollar amount of initial aggregate offering price of $30,000,000. This Prospectus provides you with a general description of the Common Shares that we may offer. The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in a Prospectus Supplement and may include, where applicable the number of Common Shares offered, the offering price and any other specific terms of the offering. A Prospectus Supplement may include specific variable terms pertaining to the Common Shares that are not within the alternatives and parameters set forth in this Prospectus.

In connection with any offering of the Common Shares (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

Please carefully read both this Prospectus and any Prospectus Supplement together with the documents incorporated herein by reference under "Documents Incorporated by Reference" and the additional information described below under "Where You Can Find More Information."

Owning securities may subject you to tax consequences in the United States. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

References in this Prospectus to "$" are to United States dollars. Canadian dollars are indicated by the symbol "Cdn$".

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The distribution or possession of this Prospectus in or from certain jurisdictions may be restricted by law. This Prospectus is not an offer to sell the Common Shares and is not soliciting an offer to buy the Common Shares in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to "Timberline," the "Company," "we," "us," or "our" refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Timberline Drilling Incorporated.

SUMMARY

The Company

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80 percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100 million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. On August 27, 2008, we reincorporated into the State of Delaware pursuant to a merger agreement approved by our shareholders on August 22, 2008.

We commenced our exploration stage in January 2004 with the change in our management. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with the management appointments of John Swallow and Paul Dircksen and our acquisition of Timberline Drilling Incorporated (formerly, Kettle Drilling Inc., which we refer to herein as "Timberline Drilling"), in March 2006, we advanced a new, aggressive business plan. Prior to our new business model, the addition of new management, and the purchase of Timberline Drilling, we had accumulated losses and no reported revenues.

In March 2006, we acquired Kettle Drilling, Inc., which in September 2008 changed its name to Timberline Drilling Incorporated. Timberline Drilling provides core drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class technical expertise, innovative thinking, and a strong safety record. Timberline Drilling specializes in underground drilling services in support of active mining operations and advanced exploration projects. Working primarily with established companies, its business is less cyclical than that of surface drillers at early-stage exploration sites, where supplies, infrastructure, and project funding are less predictable.

In July 2007, we closed our purchase of the Butte Highlands Gold Project. In October 2008, we announced that we had agreed to form a 50/50 joint venture with Small Mine Development (which we refer to herein as "SMD") at the Butte Highlands project. On July 22, 2009, we entered into an Operating Agreement with Highland Mining, LLC (which we refer to herein as "Highland"), an affiliate of SMD, to form a 50/50 joint venture under the name Butte Highlands JV, LLC (which we refer to herein as "BHJV") for development and mining of our Butte Highlands Gold Project. Under the terms of the operating agreement, we will contribute its Butte Highlands property to BHJV for a deemed value of $2 million, and Highland will contribute property and fund all future mine development costs. Both our and Highland's share of costs will be paid out of proceeds from future mine production.

Ron Guill, a director of the Company and an owner of Highland, will be the manager of BHJV until such time as all mine development costs less $2 million are distributed to Highland. At that time, a management committee will be formed with equal representation from Highland and us. Under the terms of the Operating Agreement, Highland will have preferential rights with respect to distributions until the investment by us is deemed equal to the investment by Highland. The specific terms of the preference rights and other governance terms are a part of the Operating Agreement.

Timberline Drilling's long-term strategies of expansion, drill fleet modernization, and underground focus have resulted in revenue growth. Timberline Drilling, along with its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. (which we refer to herein as World Wide or WWE), had a combined fleet of 26 drill rigs which generated revenues of more than $31 million for the 2008 fiscal year.

We have taken the complementary businesses of mine development, contract mining, drilling and mineral exploration and combined them into a unique, forward-thinking investment vehicle. Our business model provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. The "picks and shovels" aspect of our business includes the mining services provided by Timberline Drilling. We use the term "blue sky" to mean the potential of our exploration properties. Because of the nature of exploration for precious metals, a property's exploration potential is not known until a significant amount of geologic information has been generated. As the work progresses, the potential of the property becomes more and more clear. If the exploration results are favorable, the value of the property may increase significantly, and the term "blue sky" refers to the upside potential of that value.

Our business model offers the opportunity to participate both the "picks and shovels" and "blue sky" aspects of the business—we can participate in the surging markets for precious and base metal mining without the degree of risk inherent to mine operation and/or sole reliance on speculative early-stage drill-plays.

Our shares of common stock began trading on the NYSE Amex on May 12, 2008. On February 13, 2009 we received a notice from the NYSE Amex indicating that we were not in compliance with the continued listing requirements of NYSE Amex. On May 4, 2009, we received notice from NYSE Amex that NYSE Amex had accepted our plan of compliance and will continue listing our shares of common stock on NYSE Amex, subject to certain conditions. While we remain out of compliance with certain listing standards, NYSE Amex has granted us an extension until August 13, 2010 to regain compliance with NYSE Amex's continued listing standards. Until we regain compliance, we remain subject to periodic review by NYSE Amex.

The Securities Offered under this Prospectus

We may offer the Common Shares, with a total value of up to $30,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement and related free writing prospectus, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Common Shares we may offer. Each time we offer Common Shares, we will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the Common Shares including, to the extent applicable:

- aggregate offering price;
- voting or other rights; and
- important United States federal income tax considerations.

A Prospectus Supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this Prospectus or in documents we have incorporated by reference. However, no Prospectus Supplement or free writing prospectus will offer a security that is not registered and described in this Prospectus at the time of the effectiveness of the registration statement of which this Prospectus is a part.

We may sell the Common Shares on a continuous or delayed basis to or through underwriters, dealers or agents or directly to purchasers. The Prospectus Supplement, which we will provide to you each time we offer Common Shares, will set forth the names of any underwriters, dealers or agents involved in the sale of the Common Shares, and any applicable fee, commission or discount arrangements with them.

Common Shares

We may offer Common Shares. Holders of Common Shares are entitled to one vote per Common Share on all matters that require shareholder approval. Holders of our Common Shares are entitled to dividends when and if declared by our Board of Directors. Our Common Shares are described in greater detail in this Prospectus under "Description of Common Shares."

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

RISK FACTORS AND UNCERTAINTIES

An investment in a mine service and an exploration stage mining company with a short history of operations such as ours involves an unusually high amount of risk, both unknown and known, present and potential, including, but not limited to the risks enumerated below.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are forward-looking statements inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Risks Associated With Mining and The Exploration Portion of Our Business

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral reserve in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral reserve. If we cannot exploit any mineral reserve that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Regarding our future ground disturbing activity on federal land, we will be required to obtain a permit from the US Forest Service or the Bureau of Land Management prior to commencing exploration. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest. In past years we have been engaged in exploration in northern Idaho, which is currently the site of a Federal Superfund cleanup project. Although we are no longer involved in this or other areas at present, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this Annual Report, we are not aware of any environmental issues or litigation relating to any of its current or former properties.

Future legislation and administrative changes to the mining laws could prevent us from exploring our properties.

New state and U.S. federal laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration and mining activities. Any change in the regulatory structure making it more expensive to engage in mining activities could cause us to cease operations.

If we establish the existence of a mineral reserve on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve, and our business could fail.

If we do discover mineral reserves in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our Company.

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material on any of our properties would be made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Other than from our drilling services subsidiaries, we expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease exploration activity and/or operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

There are hundreds of public and private companies that are actively engaged in mineral exploration. Furthermore, since the mineral exploration sphere is so diverse and there are virtually no similar exploration companies with a revenue producing drilling subsidiary, it is quite difficult to identify specific primary competitors and make comparisons to our Company. A representative sample of exploration companies that are similar to our Company in size, financial resources and primary objective include such publicly traded mineral exploration companies as Goldrich Mining Company (GRMC), General Moly, Inc. (GMO), Energold Drilling (EGD), Cabo Drilling (CBE), Klondex Mining (KBX) and Mines Management (MGN).

Many of our competitors have greater financial resources and technical facilities. Accordingly, we will attempt to compete primarily through the knowledge and experience of our management. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our mineral properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

In connection with the acquisition of our mineral properties, we sometimes conduct only limited reviews of title and related matters, and obtain certain representations regarding ownership. These limited reviews do not necessarily preclude third parties from challenging our title and, furthermore, our title may be defective. Consequently, there can be no assurance that we hold good and marketable title to all of our mining concessions and mining claims. If any of our concessions or claims were challenged, we could incur significant costs and lose valuable time in defending such a challenge. These costs or an adverse ruling with regards to any challenge of our titles could have a material adverse affect on our financial position or results of operations. There can be no assurance that any such disputes or challenges will be resolved in our favor.

We are not aware of challenges to the location or area of any of our mining claims. There is, however, no guarantee that title to the claims will not be challenged or impugned in the future.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our new management in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our exploration division, however we do have a drilling services wholly owned subsidiary which has generated revenues in past fiscal years and which we expect to generate revenues in the future. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that they will be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues (from exploration) during the period when we are exploring our properties.

During the fiscal year ending September 30, 2008, we (the parent company) had losses of $7,966,645 in connection with the maintenance and exploration of our mineral properties and the operation of our exploration business. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional employee/director/consultant options or if we sell additional shares to finance our operations.

We have not generated revenue from exploration since the commencement of our exploration stage in January 2004. However our business model includes our revenue generating and wholly owned drilling services subsidiaries. In order to further expand our company and objectives above that provided through the anticipated revenues of our revenue producing subsidiaries, any additional growth and/or expanded exploration activity may need to be financed through sale of and issuance of additional shares. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we may also need to issue additional shares to finance future acquisitions, growth and/or additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As of the date of the filing of this registration statement there are also outstanding approximately 6,068,501 options granted that are exercisable into 6,068,501 common shares, and debt convertible into 3,651,944 common shares. If all of these were exercised or converted, these would represent approximately 21% of our issued and outstanding shares. If all of these options are exercised and debt converted, and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

Dividend Record

We have no dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties.   Such associations may give rise to conflicts of interest from time to time. Our directors are required by Delaware Corporation law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not be counted.

We have not adopted any separate formal corporate policy regarding conflicts of interest; however other corporate governance measures have been adopted, such as creating a directors' audit committee requiring independent directors. Additionally, our Code of Ethics does address areas of possible conflicts of interest. As of the date of filing of this registration statement, we had three independent directors on our board of directors (Jim Moore, Vance Thornsberry and Eric Klepfer). In January 2008, we formed three committees to ensure our compliance with the requirements of the NYSE Amex. We established an independent audit committee consisting of three independent directors, all of whom were determined to be "financially literate" and one of whom was designated as the "financial expert". We also formed a compensation committee and a corporate governance and nominating committee, both of which are comprised entirely of independent directors. At this time, we feel that these committees and our Code of Ethics provide sufficient corporate governance for our purposes and will meet the specific requirements of the NYSE Amex.

Dependence on Key Management Employees

The nature of both sides of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Randal Hardy, Paul Dircksen, Craig Crowell, Martin Lanphere or Paul Elloway. The loss of any of these key people could have a material adverse effect on our business. In this regard, we have attempted to reduce the risk associated with the loss of key personnel and have obtained directors and officers insurance coverage. In addition, we have expanded the provisions of our equity incentive plan so that we can provide incentives for our key personnel.

We do not believe that we have adequate internal control over financial reporting as of the end of the period covered by this Registration Statement and in the future we will be required to provide an auditor's attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in our Annual Report on Form 10-KSB for the year ended September 30, 2008. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our annual report on Form 10-K for the fiscal year ended September 30, 2010, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is not effective. While we believe that the material weaknesses in our internal control over financial reporting can be rectified in the next fiscal year, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting. During the auditor's evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If we are unable to rectify the current material weaknesses in our internal control over financial reporting or our auditor's are unable to attest that our internal control over financial reporting is effective as of September 30, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Certain Risks Associated with Operation of Our Wholly Owned Subsidiary, Timberline Drilling, Incorporated.

Our subsidiary derives all of its revenues from companies in the mining exploration and production industry, a historically cyclical industry.

Our subsidiary derives all its revenues from companies in the mining exploration and production industry, a historically cyclical industry. Any prolonged reduction in the overall level of exploration and development activities, can adversely impact our subsidiary in many ways by negatively affecting:

- Its revenues, cash flows and profitability;
- Its ability to maintain or increase our borrowing capacity;
- Its ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;
- Its ability to retain skilled drilling personnel whom we would need in the event of an upturn in the demand for our services; and
- the fair market value of its rig fleet.

Timberline Drilling may be unable to attract and retain qualified, skilled employees necessary to operate its business.

Timberline Drilling's success depends in large part on its ability to attract and retain skilled and qualified personnel. The inability of Timberline Drilling officers and management to hire, train and retain a sufficient number of qualified employees could impair the ability to manage and maintain our business. Drilling and drilling related work requires skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in this industry. As a result of the volatility of the drilling industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If Timberline Drilling should suffer any material loss of personnel to competitors or management is unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate its equipment, its operations could be materially and adversely affected. With a reduced pool of workers, it is possible that it will have to raise wage rates to attract workers from other fields and to retain its current employees. If Timberline Drilling is not able to increase its service rates to its customers to compensate for wage-rate increases, its profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit Timberline Drilling's drilling operations and jeopardize its relations with customers.

The materials and supplies Timberline Drilling uses in its drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit its drilling operations and jeopardize its relations with customers. Timberline Drilling does not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand, which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that Timberline Drilling may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in its obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect Timberline Drilling's ability to obtain new contracts for its drills, which could negatively impact its revenues and profitability.

The mining services industry is a competitive industry.

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. Timberline Drilling's ongoing ability to continue to secure contracts at a profitable level cannot be assured.

Cyclical downturns in the mining industry could negatively impact Timberline Drilling's business.

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Timberline Drilling is exploiting its competitive advantage in underground drilling.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. Timberline Drilling manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn Timberline Drilling may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, Timberline Drilling works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Timberline Drilling's operations in foreign countries expose us to a variety of political and business risks.

Timberline Drilling has expanded its operations outside of North America into Mexico. With this comes the risk of dealing in a variety of business and political jurisdictions. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labor unrest, changing fiscal regions, changes to royalty and tax regions, uncertainty regarding enforceability of contractual rights and judgments, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

The availability of an adequate workforce cannot be guaranteed and may affect our ability to timely and profitably fulfill our contracts.

From time to time our industry has experienced a shortage of qualified drillers. The industry has gone through downturns that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries also adds to the shortage of qualified people for the drilling services business.

Timberline Drilling has implemented a number of initiatives to retain existing employees and attract new employees, but cannot guarantee that an adequate workforce will be available in the future to meet Timberline Drilling's needs.

Reliance on key accounts.

Timberline Drilling has a few accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that Timberline Drilling has sufficient replacement contracts. Timberline Drilling continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Fluctuations in business costs may affect the profitability of long term contracts.

Timberline Drilling may enter into long term contracts with customers at fixed prices. Timberline Drilling's expenses may vary significantly over a contract period due to fluctuations in the cost of labor, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. Timberline Drilling mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact Timberline Drilling's margins.

Extreme weather conditions in certain areas in which Timberline Drilling operates could impact its operations.

Timberline Drilling has operations in the western United States that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact on Timberline Drilling's operations.

Currency fluctuations.

The majority of Timberline Drilling's business is conducted in United States dollars. Timberline Drilling has operations in Mexico and Timberline Drilling at times may receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks Timberline Drilling contracts in U.S. dollars. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues.

We have been assessed a late filing penalty for unpaid payroll taxes in Timberline Drilling for the non-payment or late payment of payroll taxes from the period of October 1, 2007 through May 15, 2008.

We have received notice from the Internal Revenue Service ("IRS") that Timberline Drilling has been assessed late filing penalties for payroll taxes not paid on a timely basis during the period from October 1, 2007 through May 15, 2008. We have confirmed that the IRS has now assessed all penalties for the late payment of payroll taxes for all quarterly periods prior to December 31, 2008 and no additional penalties will be assessed against Timberline Drilling relating to unpaid payroll taxes. We have made timely payments on all payroll taxes since May 15, 2008 and have been paying down the unpaid balance of payroll taxes, penalties and interest by $50,000 per month from August 2008 through February 2009 and $10,000 per month from April through September 2009, with monthly payments to continue until the outstanding balance is repaid.

We have negotiated a payment plan with the IRS relating to the estimated $450,000 in interest and penalties owed by Timberline Drilling on the late payment and non-payment of payroll taxes. Currently, Timberline Drilling's assets are subject to a tax lien until all interest and penalties assessed by the IRS are satisfied. If we fail to comply with the negotiated payment plan or is otherwise unable to pay the interest and penalties owed to the IRS, the IRS could force the sale of certain assets of Timberline Drilling to satisfy the interest and penalties due.

Risks Associated With Our Common Stock

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our shares of common stock are traded on the NYSE Amex. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

We may lose our listing on the NYSE Amex and your investment in our common stock could suffer a decline in value.

On February 13, 2009, we received a notice from the NYSE Amex indicating that we were not in compliance with Section 1003(a)(ii) of the NYSE Amex Company Guide (which we refer to as the "Company Guide") due to our stockholders' equity being less than $4,000,000 and our having losses from continuing operations and net losses in three of its four most recent fiscal years and Section 1003(a)(iii) of the Company Guide due to our stockholders' equity being less than $6,000,000 and our having losses from continuing operations and net losses in its five most recent fiscal years. Therefore we have become subject to Section 1009 of the Company Guide regarding continued listing evaluations.

In order to maintain our NYSE Amex listing, we were required to submit a plan of compliance to the NYSE Amex by March 13, 2009 (which we refer to as the Plan), addressing how we intend to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide within a maximum of 18 months (which we refer to as the Plan Period). We filed the Plan with the NYSE Amex on March 13, 2009. The NYSE Amex Corporate Compliance Department management evaluated the Plan, and on May 4, 2009 we were informed that the Plan was accepted by the NYSE Amex and our Plan Period will end on August 13, 2010. Although the Plan was accepted and we are able to continue our listing during the Plan Period, we will be subject to periodic review to determine whether we are making progress consistent with the Plan. If we are not in compliance with the continued listing standards at the conclusion of the Plan Period or do not make progress consistent with the Plan during the Plan Period, we may become subject to delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

We can provide no assurance that we will be able to meet all the requirements of the Plan during the Plan Period. If we become subject to delisting proceedings and/or our common stock is delisted from the NYSE Amex our common stock could suffer from decreased liquidity and your investment in our common stock could decrease in value.

Because we may not pay any dividends on our common shares, investors seeking short-term dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. While our wholly owned drilling subsidiary provides revenues, we currently have no revenues and a history of losses from our exploration activity, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, a large majority of those shares are "restricted securities". In general, Rule 144 of the Securities Act of 1933, as amended (which we refer to as the Securities Act), indicates that a person is entitled to sell restricted shares into the public market if at least six months has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the "restricted" shares of our common stock outstanding were purchased more than six months ago. Accordingly, those shares are eligible for sale into the public market. Along with this registration statement, we have filed resale registration statements with the Securities and Exchange Commission on Form S-1/A that were declared effective on October 16, 2008 and August 7, 2009, respectively, as well as on Form S-3 that was declared effective on August 24, 2009. These registration statements cover a number of shares issued in private placements and underlying warrants from some of these placements. Sales of substantial amounts of those restricted or registered shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

DOCUMENTS INCORPORATED BY REFERNCE

The SEC allows us to "incorporate by reference" information it files with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this Prospectus. Information we file with the SEC after the date of this Prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this Prospectus. Copies of the documents incorporated by reference in this Prospectus may be obtained on written or oral request without charge from our Secretary at 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814, Tel: (208) 664-4859

We incorporate by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act") (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of the initial filing of this registration statement on Form S-3 to which this Prospectus relates until the termination of the offering under this Prospectus.

(a)   Our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008, as filed on December 30, 2008;

(b)   Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, as filed February 17, 2009;

(c)   Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed May 15, 2009;

(d)   Our Quarterly Report of Form 10-Q for the quarterly period ended June 30, 2009, as filed August 12, 2009;

(e)   Our Current Reports on Form 8-K as filed January 12, 2009, February 20, 2009, February 20, 2009, March 5, 2009, May 7, 2009, May 18, 2009, July 20, 2009, July 27, 2009, August 13, 2009, September 24, 2009, October 1, 2009 and October 9, 2009;

(f)   The description of our common stock, $0.001 par value per share, which is contained in our Registration Statement on Form 8-A, filed on May 8, 2008, which incorporates by reference the description of our securities contained in our Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2005 (File No. 000-51549); and

(g)   all other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus but before the end of the offering of the Securities pursuant to this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain "forward-looking-statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in the our operations in future periods, planned exploration and, if warranted, development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to our properties being in the exploration stage;

- risks related our mineral operations being subject to government regulation;

- risks related to our ability to obtain additional capital to develop our resources, if any;

- risks related to mineral exploration and development activities;

- risks related to our insurance coverage for operating risks;

- risks related to the fluctuation of prices for precious and base metals, such as gold, silver and copper;

- risks related to the competitive industry of mineral exploration;

- risks related to our title and rights in our mineral properties;

- risks related to our limited operating history;

- risks related the possible dilution of our common stock from additional financing activities;

- risks related to potential conflicts of interest with our management;

- risks related to our subsidiaries activities; and

- risks related to our shares of common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors and Uncertainties" of this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this Prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of Common Shares will be used by us for acquisitions, exploration and development of existing or acquired mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes. We may, from time to time, issue Common Shares or other securities otherwise than through the offering of Common Shares pursuant to this Prospectus.

DESCRIPTION OF COMMON SHARES

Common Shares

We are authorized to issue 100,000,000 shares of our common stock of which, as of October 22, 2009, 37,253,379 are issued and outstanding. Our shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law the holders of shares of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of shares of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor.

Upon liquidation, dissolution or winding up, the holders of our shares of common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of shares of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of shares of our common stock have no pre-emptive rights or conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

We are authorized to issue up to 10,000,000 of shares of preferred stock of which, as of October 20, 2009, none was issued and outstanding. The preferred stock may be divided into and issued in series. Our Board of Directors is authorized to divide the authorized shares of preferred stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Our Board of Directors is authorized, within the limitations prescribed by law and its Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of our securities.

Cash dividends

As of the date of this Prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our exploration activities.

PLAN OF DISTRIBUTION

General

We may offer and sell the Common Shares, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. The Common Shares offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. We may only offer and sell the Common Shares pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Common Shares being offered thereby will set forth the terms of the offering of such Common Shares, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Common Shares, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Common Shares offered thereby.

By Underwriters

If underwriters are used in the sale, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Common Shares will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased. We may offer the Common Shares to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. We may agree to pay the underwriters a fee or commission for various services relating to the offering of any Common Shares. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom it has a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

By Dealers

If dealers are used, and if so specified in the applicable Prospectus Supplement, we will sell such Common Shares to the dealers as principals. The dealers may then resell such Common Shares to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. We will set forth the names of the dealers and the terms of the transaction in the applicable Prospectus Supplement.

By Agents

The Common Shares may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth, in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Common Shares may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

Underwriters, dealers and agents that participate in the distribution of the Common Shares offered by this Prospectus may be deemed underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act.

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under

United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as "remarketing firms," may also offer or sell the Common Shares, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Common Shares in accordance with the terms of the Common Shares. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the Common Shares they remarket.

In connection with any offering of Common Shares, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain U.S. federal income tax considerations related to the acquisition, ownership and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential United States federal income tax consequences related to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the United States federal income tax consequences to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any holder. Each holder should consult its own tax advisor regarding the United States federal, state and local, and foreign tax consequences related to the acquisition, ownership and disposition of Common Shares.

No legal opinion from United States legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the United States federal income tax consequences related to the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and United States court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

As used in this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the U.S.; a corporation (or other entity taxable as a corporation) organized under the laws of the U.S., any state thereof or the District of Columbia; an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

The term "Non-U.S. Holder" means any beneficial owner of Common Shares acquired pursuant to this Prospectus that is neither a U.S. Holder nor a partnership nor other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A Non-U.S. Holder should review the discussion under the heading "*U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Acquisition, Ownership and Disposition of Common Shares*" below for more information.

U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed

This summary deals only with persons or entities who hold our Common Shares as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code")(generally property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, and other financial institutions; dealers in securities or foreign currencies; regulated investment companies; traders in securities that mark to market; U.S. expatriates or former long-term residents of the U.S.; persons holding Common Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding Common Shares as a result of a constructive sale; or entities that acquire Common Shares that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own tax advisor regarding the United States federal, state and local, and foreign tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

If an entity treated as a partnership holds our Common Shares, the tax treatment of the partners and the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Shares you should consult your own tax advisor.

Tax Consequences Not Addressed

This summary does not address the United States state and local, United States federal estate and gift, United States federal alternative minimum tax, or foreign tax consequences to holders of the acquisition, ownership, and disposition of Common Shares. Each holder should consult its own tax advisor regarding the United States state and local, United States federal estate and gift, United States federal alternative minimum tax, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences to U.S. Holders of the Acquisition, Ownership and Disposition of Common Shares

Distributions

Distributions made on our Common Shares generally will be included in a U.S. Holder's income as ordinary dividend income to the extent of our current and accumulated earnings and profits (determined under U.S. federal income tax principles) as of the end of our taxable year in which the distribution occurs. However, with respect to dividends received by certain non-corporate U.S. Holders (including individuals), for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares and thereafter as capital gain from the sale or exchange of such Common Shares. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Certain Redemptions or Other Taxable Dispositions of Common Shares

Upon the sale, certain qualifying redemptions, or other taxable disposition of our Common Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder's adjusted tax basis in the Common Shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period in the Common Shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which rate is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. Deductions for capital losses are subject to complex limitations under the Code.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on our Common Shares and to the proceeds of a sale of Common Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Acquisition, Ownership and Disposition of Common Shares

Dividends

Distributions on our Common Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder's basis in our Common Shares, but not below zero, and then will be treated as gain from the sale of stock, which will be taxable according to rules discussed under the heading "Sale or Exchange of Common Shares," below. Any dividends paid to a Non-U.S. Holder with respect to our Common Shares generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN, unless the Non-U.S. Holder provides us with a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S.

Dividends that are effectively connected with the conduct of a trade or business within the U.S. and includible in the Non-U.S. Holder's gross income are not subject to the withholding tax (assuming proper certification and disclosure), but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Common Shares who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a Non-U.S. Holder is eligible for an exemption from or a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Other Taxable Disposition of Common Shares

In general, a Non-U.S. Holder of Common Shares will not be subject to U.S. federal income tax on gain recognized from a sale, exchange, or other taxable disposition of such Common Shares, unless:

- the gain is effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder (and, where an income tax treaty applies, is attributable to U.S. permanent establishment of the Non-U.S. Holder), in which case the Non-U.S. Holder will be subject to tax on the net gain from the sale at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation may be subject to U.S. branch profits tax, as described below;

- the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the gain from the sale, which may be offset by U.S. source capital losses; or

- the Company is or has been a "U.S. real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder's holding period or the 5-year period ending on the date of disposition of shares; provided, that as long as our shares of Common Shares are regularly traded on an established securities market (the "Regularly Traded Exception"), a Non-U.S. Holder would not be subject to taxation under this rule unless the Non-U.S. Holder has owned more than 5% of our shares at any time during such 5-year or shorter period ("a 5% Shareholder"). Certain attribution rules apply in determining ownership for this purpose. We believe that we are currently, have been during one or more of the past 5 years, and may be in one or more future years, a USRPHC for U.S. federal income tax purposes. Non-U.S. Holders should be aware that there can be no assurance that the Common Shares will meet the Regularly Traded Exception at the time a Non-U.S. Holder purchases Common Shares or sells, exchanges or otherwise disposes of such Common Share. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences if we have been, are or will be a USRPHC.

If a Non-U.S. Holder is an individual described in the first bullet point above, he or she will be subject to tax on the net gain derived from the sale or other taxable disposition of our Common Shares under regular graduated U.S.

federal income tax rates. If a Non-U.S. Holder is a non-U.S. corporation described in the first bullet point above, it will be subject to tax on its net gain from such a sale or other taxable disposition generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. If a Non-U.S. Holder is an individual described in the second bullet point above, such holder will be subject to tax at a rate of 30% (or subject to any exemption or lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition of our Common Shares even though such holder is not considered a resident of the U.S. The amount of such gain may be offset by the Non-U.S. Holder's U.S. source capital losses. If we are a USRPHC, a Non-U.S. Holder will be taxed as if the gain or loss were effectively connected with the conduct of a trade or business as described above in "Distributions on Shares" in the event that (i) such holder is a 5% Shareholder, or (ii) the Regularly Traded Exception is not satisfied during the relevant period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid on our Common Shares to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends that we make, provided we receive a statement meeting certain requirements to the effect that the Non-U.S. Holder is not a U.S. person and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (1) the Non-U.S. Holder provides it's name, address and U.S. taxpayer identification number, if any, and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN) or (2) a financial institution holding the instrument on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes us or our paying agent with a copy of the statement. In addition, a Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of our Common Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Corporate Stock Transfer, Inc. located at 3200 Cherry Creek Dr. South, Suite 430, Denver, Colorado 80209.

LEGAL MATTERS

The law firm of Dorsey & Whitney LLP has acted as our counsel by providing an opinion on the validity of the Common Shares offered in this Prospectus and applicable Prospectus Supplements and counsel named in the applicable Prospectus Supplement will pass upon legal matters for any underwriters, dealers or agents. Certain legal matters related to the Common Shares offered by this Prospectus will be passed upon on our behalf by Dorsey & Whitney LLP, with respect to matters of Delaware law.

EXPERTS

Our consolidated financial statements as of, and for the years ended, September 30, 2008 and 2007 have been incorporated by reference herein in reliance upon the report of DeCoria, Maichel & Teague P.S., independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

This Prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this Prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also read and copy any document we file with the SEC at the SEC's public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549



TIMBERLINE RESOURCES CORPORATION

$30,000,000
Shares of Common Stock

October __, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	Amount
Securities and Exchange Commission Registration Fee	$ 1,674
Legal Fees and Expenses*	50,000
Accounting Fees and Expenses*	25,000
Printing and Engraving Expenses*	2,500
Miscellaneous Expenses*	2,500
Total	**$ 81,674**

   * - Estimated

ITEM 15- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation dated August 15, 2008 under Article 10 provide that:

"To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others."

The Company's Bylaws dated August 15, 2008 under Article 10, Section 10.1 provide for indemnification for certain individuals acting on behalf of the Company, including its Officers and Directors to the fullest extent permissible under the Delaware General Corporation Law for liabilities incurred by reason of the fact that such person is or was acting in such capacity on behalf of the Company. Delaware General Corporation Law generally provides for indemnification of officers and directors except (i) for any breach of a director's duty of loyalty to our company or our stakeholders (ii) acts and omission that are not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the general corporate law of the State of Delaware, or (iv) for any transaction from which the director derived any improper benefit.

The Company has a policy of insurance for its directors and officers. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on November 14, 2009, is $5,000,000 in the aggregate, inclusive of defense costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $100,000 for each loss of securities claims and non-securities claims. The total premium charged to the Company in respect of coverage for 2009 is $43,250, no part of which is or was payable by the directors of officers or the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act at and is, therefore, unenforceable.

ITEM 16- EXHIBITS

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement*
4.1	Specimen of the Common Stock Certificate (1)
4.2	Form of Warrant for December 2006 Private Placement (2)
4.3	Form of Warrant for October 2007 Private Placement (2)
4.4	Stock Purchase and Put Right Release Agreement between the Company and Auramet Trading LLC (3)
5.1	Opinion of Dorsey & Whitney LLP
23.1	Consent of DeCoria, Maichel & Teague
23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1 above)
24	Power of Attorney (filed with the signature page)

(1) Incorporated by reference to the Company's Form 10-SB as filed with the Securities Exchange Commission on September 29, 2005.
(2) Incorporated by reference to the Company's Form 10-KSB as filed with the Securities and Exchange Commission on December 30, 2008.
(3) Incorporated by reference to the Company's registration statement on Form S-1 as filed with the Securities and Exchange Commission on February 27, 2009
*To be filed as an exhibit to a Current Report on Form 8-K and incorporated by reference herein in connection with a specific offering of securities.

ITEM 17 – UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statements or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(7) That, to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 22, 2009   **TIMBERLINE RESOURCES CORPORATION**
(Registrant)

/s/ Randal Hardy

Randal Hardy
Chief Executive Officer and Chief Financial Officer
(Principal Executive and Financial Officer)

/s/ Craig Crowell

Craig Crowell
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Randal Hardy and Craig Crowell his attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the date indicated:

/s/Randal Hardy	Chief Executive Officer, Chief Financial	October 22, 2009
Randal Hardy	Officer, Director and Attorney-in-Fact	
	(Principal Executive and Financial Officer)	
/s/Craig Crowell	Chief Accounting Officer	October 22, 2009
Craig Crowell	(Principal Accounting Officer)	
/s/Paul Dircksen	Director, Executive Chairman of the Board,	October 22, 2009
Paul Dircksen	and Vice-President, Exploration	
/s/Vance Thornsberry	Director	October 22, 2009
Vance Thornsberry		
/s/Eric Klepfer	Director	October 22, 2009
Eric Klepfer		
/s/Ron Guill	Director	October 22, 2009
Ron Guill		
/s/James Moore	Director	October 22, 2009
James Moore		

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement*
4.1	Specimen of the Common Stock Certificate (1)
4.2	Form of Warrant for December 2006 Private Placement (2)
4.3	Form of Warrant for October 2007 Private Placement (2)
4.4	Stock Purchase and Put Right Release Agreement between the Company and Auramet Trading LLC (3)
5.1	Opinion of Dorsey & Whitney LLP
23.1	Consent of DeCoria, Maichel & Teague
23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1 above)
24	Power of Attorney (filed with the signature page)

(1) Incorporated by reference to the Company's Form 10-SB as filed with the Securities Exchange Commission on September 29, 2005.

(2) Incorporated by reference to the Company's Form 10-KSB as filed with the Securities and Exchange Commission on December 30, 2008.

(3) Incorporated by reference to the Company's registration statement on Form S-1 as filed with the Securities and Exchange Commission on February 27, 2009

*To be filed as an exhibit to a Current Report on Form 8-K and incorporated by reference herein in connection with a specific offering of securities.

Exhibit 5.1



October 22, 2009

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur D' Alene, Idaho 83814

> Re: Registration Statement on Form S-3
>   as filed October 22, 2009

Ladies and Gentlemen:

We have acted as United States counsel to Timberline Resources Corporation, a Delaware corporation (the "Company"), with respect to certain legal matters in connection with the registration by the Company, under the Securities Act of 1933, as amended (the "Securities Act"), of the offer and sale by the Company from time to time of common shares, par value $0.001 (the "Common Shares"). The aggregate initial offering price of the Common Shares that may be offered and sold by the Company pursuant to the Registration Statement to which this opinion is an exhibit will not exceed $25,000,000. The Common Shares will be offered in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in supplements (each a "Prospectus Supplement") to the prospectus contained in the Registration Statement.

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto including the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that, other than with respect to the Company, such agreements or instruments are the valid, binding and enforceable obligations of such parties.   As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and public officials.

For purposes of the opinion set forth below, we have also assumed that (a) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and such effectiveness will not have been terminated or rescinded, (b) a Prospectus Supplement will have been prepared and filed with the Securities and Exchange Commission describing the Common Shares offered thereby, (c) all Common Shares will be offered, issued and sold in compliance with applicable United States federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement, (d) any definitive purchase, underwriting or similar agreement with respect to any Common Shares offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto, (e) the Common Shares being offered

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • **T** 303.629.3400 • **F** 303.629.3450
REPUBLIC PLAZA BUILDING • SUITE 4700 • 370 SEVENTEENTH STREET • DENVER, CO 80202-5647

USA   CANADA   EUROPE   ASIA-PACIFIC



will have been duly authorized, created and, if appropriate, reserved for issuance, (f) as of the date of the issuance of any Common Shares, there will be sufficient Common Shares authorized and unissued under the Company's then operative certificate of incorporation (the "Certificate of Incorporation") and not otherwise reserved for issuance, (g) at the time of issuance of the Common Shares, the Company validly exists and is duly qualified and in good standing under the laws of its jurisdiction of incorporation, and has the necessary corporate power for such issuance, (h) at the time of issuance of the Common Shares, the Certificate of Incorporation and then operative bylaws of the Company (the "Bylaws" and collectively with the Certificate of Incorporation, the "Charter Documents") are in full force and effect and have not been amended, restated, supplemented or otherwise altered, and there has been no authorization of any such amendment, restatement, supplement or other alteration, in either case since the date hereof, and (i) that the terms, execution and delivery of the Common Shares (A) do not result in breaches of, or defaults under, agreements or instruments to which the Company is bound or violations of applicable statutes, rules, regulations or court or governmental orders, and (B) comply with any applicable requirement or restriction imposed by any court or governmental body having jurisdiction over the Company. We have not verified any of the foregoing assumptions.

Based upon the foregoing, and in reliance thereon, we are of the opinion that with respect to the Common Shares, when (a) the Company has taken all necessary action to authorize and approve the issuance thereof, and (b) certificates representing the Common Shares have been duly executed, countersigned, registered and delivered, as contemplated by the Registration Statement and/or the applicable Prospectus Supplement against payment therefor in accordance with the provisions of the applicable definitive purchase, underwriting or similar agreement approved by the Company and in the manner contemplated by the Registration Statement and/or the applicable Prospectus Supplement, such Common Shares will be duly authorized, validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the laws of the State of Delaware, and we express no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption "Legal Matters." In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations thereunder.

Sincerely,

DORSEY & WHITNEY LLP

Dorsey & Whitney LLP

KGS/KRA



Exhibit 23.1

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated December 23, 2008 with respect to the balance sheets of Timberline Resources Corporation as of September 30, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, which report is incorporated by reference into the Registration Statement on Form S-3 under the Securities Act of 1933 dated on or about October 21, 2009.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
October 21, 2009